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                                                                       EXHIBIT 3

                         BOLERO INVESTMENT GROUP, L.P.
                         -----------------------------

PO BOX 5208                                                 1101 E. BALBOA BLVD.
HILTON HEAD ISLAND, SC 29938                        NEWPORT BEACH, CA 92661-1313
(803) 785-7730                                                    (714) 675-3850
(803) 686-2659 (FAX)                                        (714) 673-0434 (FAX)

September 13, 1996


Ms. Karen Hendricks
Chief Executive Officer & President
Baldwin Piano & Organ Co.
422 Wards Corner
Loveland, OH  45140-8390

Dear Ms. Hendricks:

          As you may recall, on August 14th I sent you a letter requesting a meeting and provided you with my notes which I suggested might form the basis for our discussions. Your response, dated August 16th, declined my invitation to meet, and requested that in the event I had any comments or suggestions, I should submit them in writing in deference to your busy schedule. Subsequently, I sent a letter, dated August 20th, wherein I acknowledged receipt of your August 16th letter and requested various documents which would aid in my analysis of the company. It was my opinion at the time that due to your apparent unwillingness to meet, the documents requested were necessary in order to obtain an accurate and complete picture of Baldwin Piano & Organ Co. Upon reflection, however, it became apparent that any analysis based solely on documents would be made in a vacuum. Only with management's input could I truly understand all of the practical considerations which influenced management in making its decisions. Based on this reasoning, I sent a follow up letter dated August 29th wherein I asked you to reconsider your decision not to meet with me. On September 4th, I received your reply wherein you again refused my invitation to meet and requested that I submit all my suggestions in writing.

          As stated in its 13(D) filing, the Bolero Partnership views its investment in Baldwin as having significant potential for increased value. In analyzing Baldwin as an investment opportunity, I was attracted by various facets of Baldwin. The company has been in existence for over one hundred and thirty years and the Baldwin, Wurlitzer and Chickering names have worldwide name recognition. The company is firmly established as a premier producer of mid-priced pianos and organs. As the sole piano maker in America, Baldwin faces mostly foreign competition in an era where there is a movement in this country to "buy American." The finance company of Baldwin has been in existence for a century, and provides growth opportunities as an independent entity and as a sales tool for the company. The digital piano division continues to expand while the church organ unit has

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increased its market share, and the circuit board division has demonstrated its potential for growth since its inception.

          Yet, despite the foregoing, Baldwin continues to face a variety of challenges. The company's stock is selling at or near book value, and the company posted flat earnings and sales for the last quarter. Additionally, the company is valued at a lower multiple than other companies in its peer group and may lack the critical mass necessary to justify its infrastructure. While your eighteen month tenure as chief executive officer has produced a variety of changes internally, the shareholders of the company have not been afforded any relief from Baldwin's lackluster performance, which is one of the primary responsibilities of management. Based on the aforementioned, the primary purpose of the requested meeting was to discuss the opportunities available to the company and hopefully offer some constructive suggestions which would benefit all shareholders. This meeting would not be unlike meetings you have had with analysts and other investors and would not have breached any regulatory or fiduciary duties on your part. Our goal was to merely develop a better understanding of the public information available to all shareholders. The discussions would have been similar to the ones we have had on numerous occasions over the telephone.

          Your response, which seemed arbitrary, was to refuse to meet with me and to request that any suggestions made by myself should be submitted in writing since you had a busy schedule. Additionally, when I requested various public documents that would aid in my analysis, you stated that you are attempting to compile the documents while referring me to the Internet and requesting that I search the SEC's Edgar Database. Management's approach to my requests, which appears to be bureaucratic and equivocal, is not conducive to solving the problems outlined above and not in accordance with traditional notions of corporate governance.

          Management and shareholders should have a common goal of increasing profitability and shareholder value. As my notes may suggest, there are a variety of issues that if properly addressed could have the net effect of enhancing values of the company. My notes were a product of my analysis of public documents, and your response to my inquiries concerns me on several levels. If management is aware of the issues raised by my correspondence, and has failed to act in response, I am concerned that management is refusing to act in the best interests of its shareholders. The failure to act would indicate a myopic view of the company which is ill-suited to today's business climate. If that is the case, management should promptly seek a sale of the company or a business combination as a means of maximizing shareholder value.

          If, on the other hand, management is simply unaware of the issues being raised, I am concerned that management should seek advice on how to identify and address these issues. If management refuses to meet with a major shareholder such as myself (even as a courtesy), then it should seek a professional evaluation of the company from another qualified party who would be acceptable to both shareholders and management. That evaluation should address a sale or business combination and all other strategic alternatives.

          Under the circumstances, the Board of Directors should seek input from a non-partisan, reputable investment banker who could guide management in addressing the

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concerns posed by the shareholders, and provide the Board with the advice necessary in order to enhance the company's value. That advice should specifically address a potential sale, merger or other business combination of the company as a way of maximizing shareholder value.

          Based on the foregoing concerns, and my inability to receive a proper response, and as a concession to the shortness of life, I would respectfully request that the Board hire a nationally recognized investment banker to explore a possible sale, merger or business combination as alternatives to enhancing the company's value. In the event the Board rejects my request, I hereby notify the company of my intention to present the following proposal at the company's 1997 Annual Meeting of Shareholders and request that the following proposal be included in the proxy materials for the company's 1997 annual meeting:

Resolved that the shareholders of the company deem it desirable and in their best interest that the Board of Directors immediately engage the services of a nationally recognized investment banker to explore all other alternatives to enhance shareholder values including, a possible sale, merger, or other business combinations involving the company.

          SUPPORTING STATEMENT:

          Proponent believes that the company is facing a variety of challenges and opportunities that management has not addressed. The company's tradenames - Baldwin, Wurlitzer and Chickering - have worldwide name recognition, and the company is a premier producer of mid-priced pianos and organs. As the sole piano maker in America, Baldwin faces mostly foreign competition in an era where there is a movement in this country to "buy American." The finance company of Baldwin has been in existence for a century, and provides growth opportunities as an independent entity and as a sales tool for the company. The digital piano division continues to expand while the church organ unit has increased its market share, and the circuit board division has demonstrated its potential for growth since its inception.

          Despite all of these and other intrinsic strengths and opportunities, proponent believes that the company's stock has underperformed, and that the current, laggard stock price does not reflect the company's true value. Proponent also believes that there is an unacceptably low level of investment community interest in the stock, which has resulted in a lack of liquidity for the shareholders. Proponent believes that management has not addressed many of the fundamental issues that face the company, and has failed to take advantage of the opportunities, which is due in part to the lack of depth of management.

          The Board of Directors should take immediate action to engage the services of an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other business combination of the company as a way of maximizing shareholder value. Proponent believes that this action would be in accordance with the fiduciary obligations of the Board of Directors.

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          The Board of Directors must understand that the shareholders'
interests would now be best served by prompt, diligent, and good faith implementation of the above resolution. Retaining an investment banking firm to assist the Board and management in fulfilling their duties to enhance shareholder value would require little, if any, cost outlay by the company.
This would be a positive means to enable the company to realize its potential, and a productive way to yield the kind of returns which we as shareholders deserve.

          Shareholders are urged to vote "FOR" the proposal.

          As general partner of Bolero Investment, I currently am the beneficial owner of 204,560 shares of Baldwin Common Stock. Of these shares, I acquired beneficial ownership of 96,500 shares (which represent more than $1,000 in market value of Baldwin Common Stock) more than a year ago. I intend to continue to own such shares through the date on which the 1997 Annual Meeting of Shareholders of Baldwin is held. I am not the record holder of any shares at this time.

          The Schedule 13D filed by Bolero, FHI and me with the Securities and Exchange Commission on July 18, 1996, and amendments thereto set forth transactions pursuant to which I acquired beneficial ownership of certain Baldwin shares. In addition, I have listed below the date I acquired the other Baldwin shares that I beneficially own.

     Date of Acquisition by Kenneth Pavia    Number of Shares
     ------------------------------------    ----------------
     August 2, 1994                                  10,000

     Date of Acquisition by FHI, Inc.        Number of Shares
     --------------------------------        ----------------

     August 12, 1994                                 32,000
     August 12, 1994                                  9,000
     August 16, 1994                                 15,000
     February 28, 1995                                1,000
     September 18, 1995                               2,000
     September 27, 1995                               1,000
     April 1, 1996                                    2,000

     Date of Acquisition by
     ----------------------
     Balboa Investment Group L.P.            Number of Shares
     ----------------------------            ----------------

     August 12, 1994                                  8,500
     August 16, 1994                                 15,000
     December 20, 1994                                5,000
     July 11, 1995                                    1,000
     September 18, 1995                               2,000
     December 15, 1995                                1,000
     March 21, 1996                                   1,600
     April 25, 1996                                   2,000
     April 30, 1996                                   2,000

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          Please advise as to the Board's position on this matter and if there are any additional requirements necessary to include the proposal in the proxy materials.

                                    Sincerely,

                                    /s/ Kenneth W. Pavia

                                    Kenneth W. Pavia, G.P.




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